TESCO

News release...

Wednesday 14 June 2006

SUPPL

TESCO PLC
FIRST QUARTER TRADING STATEMENT
GROUP SALES GROW BY 10.4%

GROUP SALES

Group sales for the thirteen weeks ending 27 May 2006 increased by 10.4%, driven by all four parts of our strategy. Our international operations have delivered a strong start to the year, the core UK business has shown continued growth, more customers are choosing from our non-food ranges and our retailing services have also performed well.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 15.1% at constant exchange rates and by 15.3% at actual rates. We are on track to deliver our largest ever programme of new store openings this year, which will provide more than six million square feet of new selling space in International. A further one million square feet will be added through the acquisition of the 11 Carrefour stores in the Czech Republic.

SOLID GROWTH IN UK BUSINESS

Total UK sales were up 9.0%, showing solid growth in competitive markets. Excluding petrol, like-for-like sales for the quarter increased by 4.5% with deflation of 1.4%. Like-for-like sales including petrol grew by 5.5%. Net new stores contributed 3.5%.

Chief Executive, Terry Leahy commented:

“We’ve made a good start to the year across the group. International is showing strong growth and pushing on well with new store development and the UK has made solid progress on top of two years of exceptional performance.”

Contacts:-

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church	01992 646606
	Angus Maitland	020 7379 5151

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